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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2001



                              GENTIA SOFTWARE PLC



                                 Tuition House
                                St George's Road
                                   Wimbledon
                                London SW19 4EU
                                 United Kingdom
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   [X]     Form 40-F   [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes   [_]          No    [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     N.A.



                               Page 1 of 6 Pages


                        Exhibit Index Appears on Page 3
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                              GENTIA SOFTWARE PLC
                                    FORM 6-K

On November 2, 2001, Gentia Software PLC and Gentia Software (UK) Limited filed petitions under the Insolvency Act, 1986, in order to seek protection from creditors. A petition under Chapter 11 of the U.S. Bankruptcy Code was filed by Gentia Software, Inc. in the U.S. Bankruptcy Court for the District of Massachusetts on November 9, 2001. As stated in its November 1, 2001 press release, Gentia is pursuing discussions with potential purchasers while under court protection.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    GENTIA SOFTWARE plc



                                    By: /s/ Stephen Fluin

                                    Stephen Fluin
                                    Chief Executive Officer


Date: November 15, 2001


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EXHIBIT INDEX



Exhibit A      Third Quarter Press Release - (2001)



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